Exhibit 21.01
DEXCOM, INC.

SUBSIDIARY (Name under which subsidiary does business)	JURISDICTION OF INCORPORATION

SweetSpot Diabetes Care, Inc.	Delaware
TypeZero Technologies, Inc.	Delaware
DexCapital, LLC	Delaware
The Glucose Program, LLC	Delaware
Nintamed Handels GmbH	Austria
DexCom Canada, Co.	Canada
DexCom International Ltd.	Cyprus
DexCom Deutschland GmbH	Germany
DexCom Lithuania UAB	Lithuania
DexCom (Malaysia) Sdn. Bhd.	Malaysia
DexCom Philippines Inc.	Philippines
DexCom Asia Pacific Operations PTE Ltd.	Singapore
DexCom Suisse GmbH	Switzerland
DexCom (UK) Limited	United Kingdom
DexCom (UK) Intermediate Holdings Ltd	United Kingdom
DexCom Operating Ltd.	United Kingdom
DexCom (UK) Distribution Limited	United Kingdom